January 7, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Radiant Logistics, Inc.
Registration Statement on Form S-3
Filed December 22, 2025
Commission File No. 333-292365

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Radiant Logistics, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-292365), so that it may become effective at 4:00 p.m. on January 9, 2026, or as soon thereafter as practicable.

Thank you for your prompt attention to this request. Should you have any questions, please contact Stephen Cohen of Fox Rothschild LLP, counsel to the Registrant, at (215) 299-2744.

Very truly yours,
RADIANT LOGISTICS, INC.
By: /s/ Todd Macomber_________
Todd Macomber
Chief Financial Officer

Triton Towers Two • 700 S Renton Village Place • Seventh Floor • Renton, WA 98057

425-462-1094 • Fax 425 462-0768 • www.radiantdelivers.com